
August 11, 2020

Corey N. Fishman
President and Chief Executive Officer
Iterum Therapeutics plc
Block 2 Floor 3, Harcourt Centre
Harcourt Street
Dublin 2, Ireland

> **Re: Iterum Therapeutics plc**
> **Form 10-K for the fiscal year ended December 31, 2019**
> **Filed March 12, 2020**
> **File No. 001-38503**

Dear Mr. Fishman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences